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Exhibit 23.8

Consent of E.J. McKay & Co.

October 30, 2006

        We hereby consent to the references made to our firm and the materials we provided to the board of directors of China Unistone Acquisition Corp. in the Registration Statement on Form S-4 of Yucheng Technologies Limited.

        In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder, nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term "experts" as used in the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

/S/ E.J. McKay & Co.

E.J. McKay & Co.
By:	/s/ JAMES Z. LI
Title:	Managing Director

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Consent of E.J. McKay & Co.